Filed by Multi-Fineline Electronix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MFS Technology Ltd.

Commission File No. 000-50812

This Report contains forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements include, but are not limited to, statements and predictions as to our expectations regarding our revenues, operating expenses, net income, sales and operations, gross margins, anticipated cash needs, capital requirements and capital expenditures, payment terms, needs for additional financing, use of working capital, the benefits of our China operations, plans for future products and services and for enhancements of existing products and services, trends in, and our focus on, flex circuitry and the complexity of assemblies, anticipated growth strategies, ability to attract customers, sources of net sales, anticipated trends and challenges in our business and the markets in which we operate, the adequacy and capabilities of our facilities, the impact of economic and industry conditions on our customers and our business, the benefits and risks of our strategies and joint ventures, the benefits, risks and synergies that could be achieved from our acquisitions, including our announced offer to acquire all of the issued and outstanding ordinary shares of MFS, our diversification efforts, current and upcoming programs and product mix and the material content of such programs, the release and sales of our camera cell phone modules and embedded magnetic technology, the development of and applications for new technology, customer demand, our competitive position, the existence, outcome and impact on our business of any litigation, critical accounting policies, expected tax rates, the results of our audits in China and the United States and the impact of recent accounting pronouncements. Additional forward-looking statements include, but are not limited to, statements pertaining to other financial items, plans, strategies or objectives of management for future operations, our financial condition or prospects, and any other statement that is not historical fact, including any statement which is preceded by the word “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “predict,” “aim,” “potential,” “plan,” or similar words. Actual events or results may differ materially from our expectations. Important factors that could cause actual results to differ materially from those stated or implied by our forward-looking statements include, but are not limited to, the impact of changes in demand for our products, our success with new and current customers, our ability to develop and deliver new technologies, our ability to diversify our customer base, our effectiveness in managing manufacturing processes and costs and expansion of our operations, the degree to which we are able to utilize available manufacturing capacity, enter into new markets and execute our strategic plan, our ability to successfully manage power shortages in China, the impact of competition and of technological advances, the outcome of any litigation, whether we are required to make the offer to acquire all of the issued and outstanding ordinary shares of MFS and whether such offer, if made, closes, our ability to finance such offer, whether we can privatize MFS if such offer closes, and the risks set forth in our Annual Report on Form 10-K for fiscal 2006 under Item 1A., “Risk Factors.” These forward-looking statements represent our judgment as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

FACTORS THAT MAY AFFECT OUR OPERATING RESULTS

Risks Related to Our Business

WBL Corporation and its designees on our board of directors may have interests that conflict with our interests.

We believe that WBL Corporation and its designees on our board of directors may have interests that conflict with, or are different from, the interests of our other stockholders, including, for example, as a result of WBL Corporation’s substantial ownership of MFS. WBL Corporation has indicated that it remains bound to us and MFS under the undertaking agreement it entered into in connection with our proposed offer to acquire the issued and outstanding ordinary shares of MFS (the “Offer”). Although we offered to release WBL Corporation from its obligation to vote for the Offer under the WBL Corporation undertaking agreement, MFS has declined to offer WBL Corporation a similar release.

Consequently, on October 17, 2006, we filed suit in Chancery Court of the State of Delaware in and for New Castle County against WBL Corporation and certain of its affiliates asserting claims for declaratory and injunctive relief that arises from the undertaking agreement signed by WBL Corporation, to which both us and MFS are beneficiaries, in which WBL Corporation agreed to vote its shares of us in favor of the Offer. The complaint asserts that declaratory and injunctive relief is necessary to prevent WBL Corporation from taking action which we believe to be in breach of its fiduciary duties as a controlling stockholder of us that will harm us and our minority stockholders and seeks to require WBL Corporation to vote against the Offer.

On November 2, 2006, the Stark hedge funds filed suit in the Chancery Court of the State of Delaware in and for New Castle County against us, the Special Committee of our board of directors (“Special Committee”) and Philip A. Harding (the chairman of our board of directors) asserting claims for declaratory and injunctive relief, as well as damages. The complaint, among other things, alleges the defendants have breached their fiduciary duties by interfering with our stockholder vote on the Offer and seeks to enjoin the defendants from taking any action that would compel any of our stockholders to vote either for or against the Offer. The cases in Delaware Chancery Court involving the Stark hedge funds and WBL Corporation have been set for trial on January 11, 2007. WBL Corporation has filed a motion to dismiss the case against it. On November 13, 2006, we filed a motion to dismiss the complaint filed against us by the Stark hedge funds in Delaware Chancery Court. A hearing was held on both our and WBL Corporation’s motions to dismiss on December 6, 2006, during which the Court took both matters under submission. As of the date of the filing of this Report, the Court has not ruled on either motion.

These conflicts of interest could include potential competitive business activities, corporate opportunities, indemnity arrangements, registration rights, sales or distributions by WBL Corporation of our common stock and the exercise by WBL Corporation of its ability to influence our management and affairs. If any conflict of interest is not resolved in a manner favorable to our stockholders, our stockholders’ interests may be substantially harmed.

In general, WBL Corporation does not have the ability to prevent us from making operational decisions that do not require stockholder approval; however, WBL Corporation does have the ability to control who is elected to our board of directors each year and therefore can influence decisions that require board approval. In addition, pursuant to our stockholders agreement with WBL Corporation, for so long as WBL Corporation effectively owns at least one-third of our voting stock, it has the ability to approve the appointment of any new chief executive officer or the issuance of securities that would reduce WBL Corporation’s effective ownership of us to a level that is below a majority of the outstanding shares of common stock.

In general, our certificate of incorporation does not contain any provision designed to facilitate resolution of actual or potential conflicts of interest or to ensure that potential business opportunities that may become available to both WBL Corporation and us will be reserved for or made available to us.

WBL Corporation is unable to vote its shares on specified matters that require stockholder approval without obtaining its own stockholders’ and regulatory approval and it is possible that WBL Corporation’s stockholders or the relevant regulators may not approve the proposed corporate action.

WBL Corporation’s ordinary shares are listed on the Singapore Exchange. Under the rules of the Singapore Exchange, to the extent that we constitute a principal subsidiary of WBL Corporation, as defined by the rules of the Singapore Exchange, at any time that we submit a matter for the approval of our stockholders, WBL Corporation may be required to obtain the approval of its own stockholders for such action before it can vote its shares with respect to our proposal or dispose of our shares of common stock. The requirement for WBL Corporation to obtain its stockholders’ approval to accept the Offer was waived by the Singapore Exchange Securities Trading Limited on April 24, 2006. For the fiscal year ended September 30, 2006, we were a principal subsidiary of WBL Corporation as defined by the rules of the Singapore Exchange, which state that we are deemed a principal subsidiary of WBL Corporation for any given fiscal year that our audited consolidated pre-tax profits consolidated into WBL Corporation accounts for more than 20% of the consolidated pre-tax profits of WBL Corporation during our immediately prior fiscal year. We expect to continue to be a principal subsidiary of WBL Corporation for the foreseeable future.

Examples of corporate action we may seek to take for which we would need to obtain our stockholder approval include:

•	an amendment of our certificate of incorporation;

•	a sale of all or substantially all of our assets;

•	a merger or reorganization transaction; and

•	an issuance of shares of our common stock in an offering other than a public offering at a price of less than fair market value if the number of shares being sold exceed 20% of our then outstanding common stock.

To obtain stockholder approval, WBL Corporation must prepare a circular describing the proposal, obtain approval from the Singapore Exchange and send the circular to its stockholders, which may take several weeks or longer. In addition, WBL Corporation is required under its corporate rules to give its stockholders notice of the meeting ranging from 14 to 28 days. Consequently, if we need to obtain the approval of WBL Corporation at a time in which we qualify as a principal subsidiary (including this year), the process of seeking WBL Corporation’s stockholder approval may delay our proposed action and it is possible that WBL Corporation’s stockholders may not approve our proposed corporate action. It is also possible that we might not be able to establish a quorum at our stockholder meeting if WBL Corporation was unable to vote at the meeting as a result of the Singapore Exchange rules.

The rules of the Singapore Exchange that govern WBL Corporation are subject to revision from time to time, and policy considerations may affect rule interpretation and application. It is possible that any change to or interpretation of existing or future rules may be more restrictive and adverse to us than the existing rules and interpretations.

Our manufacturing capacity may be interrupted, limited or delayed if we cannot maintain sufficient sources of electricity in China, or if there is a natural disaster or other catastrophic event in China.

The flexible printed circuit fabrication process requires a stable source of electricity. As our production capabilities increase in China and our business grows, our requirements for a stable source of electricity in China will grow substantially. We have experienced a lack of sufficient electricity supply and expect that we may continue to experience insufficient power supplies in the foreseeable future. Although we have purchased several generators, we cannot be assured that such generators will produce sufficient electricity supply in the event of a disruption in power. Power interruptions, electricity shortages, the cost of diesel fuel to run our back-up generations or government intervention, particularly in the form of rationing, are factors that could restrict our access to electricity in Suzhou, China, the location of our Chinese manufacturing facilities, and affect our manufacturing costs. Any such shortages could result in delays in our shipments to our customers and, potentially, the loss of customer orders and penalties from such customers for the delay.

Our two primary manufacturing facilities are both located in Suzhou, China. MFS has one flexible printed circuit facility in each of Singapore and Malaysia as well as one in China and two printed circuit board facilities in China. Natural disasters or other catastrophic events, including wildfires and other fires, earthquakes, excessive rain, terrorist attacks and wars, could disrupt our manufacturing ability, which could harm our operations and financial results.

Our business is capital intensive and the failure to obtain capital could require that we curtail capital expenditures.

To remain competitive, we must continue to make significant investments in capital equipment, facilities and technological improvements. We expect that substantial capital will be required to expand our manufacturing capacity and fund working capital for anticipated growth. We may need to raise additional funds through further debt or equity financings. We may not be able to raise additional capital on reasonable terms, or at all. In addition, under the terms of our stockholders agreement with WBL Corporation, WBL Corporation’s approval is required for the issuance of securities that would reduce its effective ownership of us to a level that is below a majority of the outstanding shares of common stock. If WBL Corporation’s approval is required, it is possible that WBL Corporation may not approve of any transaction we may seek to complete, which could affect whether we are able to complete such a transaction. If we cannot raise the required capital when needed, we may not be able to satisfy the demands of existing and prospective customers and may lose net sales and market share.

The following factors could affect our ability to obtain additional capital on favorable terms, or at all:

•	our existing debt to income levels if we are required to proceed with the Offer and borrow up to approximately $222 million to pay a portion of the purchase price for MFS;

•	our results of operations;

•	general economic conditions and conditions in the electronics industry;

•	the perception of our business in the capital markets;

•	our ratio of debt to equity;

•	our financial condition;

•	our business prospects;

•	WBL Corporation’s approval, if required;

•	the international aspects of our business, including the foreign location of a majority of our physical assets and the fact that a majority of our customers are located overseas; and

•	interest rates.

If we are unable to obtain sufficient capital in the future, we may have to curtail our capital expenditures. Any curtailment of our capital expenditures could result in a reduction in net sales, reduced quality of our products, increased manufacturing costs for our products, harm to our reputation, reduced manufacturing efficiencies or other harm to our business.

Risks Related to the Market for our Common Stock

Future sales of our common stock in the public market could cause our stock price to fall.

Future sales of our common stock in the public market, or the perception that such sales might occur, could cause the market price of our common stock to decline. As of September 30, 2006, we had 24,443,371 shares of common stock outstanding and 1,215,244 shares subject to unexercised options that are fully vested. All of these shares are eligible for resale, subject to certain volume limitations. In addition, if closing of the Offer occurs, and assuming full acceptances of the Offer and full election of the stock considerations by MFS shareholders, we will issue up to approximately 9.6 million shares of New M-Flex common stock in the Offer (assuming holders of options with respect to 6.4 million MFS shares exercise their options to acquire MFS shares and elect to take the stock consideration), of which approximately up to 4.3 million shares held by stockholders other that WBL Corporation will be freely tradable six months after the closing of the Offer, if it closes. See “Legal Proceedings” below. To the extent any major stockholder sells its shares into the market, the market price of our common stock could decline.

Risks Relating to the Offer to Acquire All of the Issued and Outstanding Ordinary Shares of MFS

In light of MFS’ recent financial performance, we believe that the consummation of the Offer would cause serious harm to us.

Our Special Committee and board of directors have withdrawn their recommendation for the Offer because they have determined that the acquisition of MFS under the existing price and current terms of the Offer could cause serious harm to our business, financial condition and results of operations. This belief is based on, among other things, MFS’ recent financial performance.

Specifically, since March 2006, MFS has announced its financial results for the three months ended June 30, 2006 and the three months and full fiscal year ended September 30, 2006. The financial results for MFS for the periods ended September 30, 2006 have been obtained from public information filed by MFS with the SGX on October 13, 2006 and have not been subject to audit or review procedures. This MFS financial information has been included for informational purposes as our Special Committee believes it is relevant to evaluating the trends in MFS’ business. We were not involved in the preparation of such MFS financial information and have not been able to perform due diligence procedures on the September 30, 2006 MFS financial results and accordingly, we take no responsibility for such financial results.

Following is a brief summary of those results as compared to the comparable period in the prior fiscal year:

Reported Financial Results of MFS for the Three-Month Periods Ended June 30, 2005 and 2006

(in millions of Singapore Dollars, except percentages)

	June 30, 2005	June 30, 2006	% Change
	(unaudited)	(unaudited)
Sales	S$ 78.5	S$ 71.9	(8)%
Gross Profit	11.1	5.8	(48)%
Net Income	6.5	1.0	(85)%

Reported Financial Results of MFS for the Three-Month Periods Ended September 30, 2005 and 2006

(in millions of Singapore Dollars, except percentages)

	September 30, 2005	September 30, 2006(1)	% Change
	(unaudited)	(unaudited)
Sales	S$ 93.3	S$ 89.0	(5)%
Gross Profit	13.5	10.0	(26)%
Net Income	8.2	4.2	(49)%

Sequentially from June 30, 2006, MFS’ backlog declined by 16% from S$170 million to S$143 million at September 30, 2006.

Reported Financial Results of MFS for the Six-Month Periods Ended September 30, 2005 and 2006

(in millions of Singapore Dollars, except percentages)

	September 30, 2005	September 30, 2006 (1)	% Change
	(unaudited)	(unaudited)
Sales	S$ 171.8	S$ 160.9	(6)%
Gross Profit	24.6	15.9	(35)%
Net Income	14.7	5.2	(65)%

Reported Financial Results of MFS for the Full Fiscal Years Ended September 30, 2005 and 2006

(in millions of Singapore Dollars, except percentages)

	September 30, 2005	September 30, 2006 (1)	% Change
		(unaudited)
Sales	S$ 379.5	S$ 383.4	1%
Gross Profit	59.5	60.6	2%
Net Income	35.0	29.3	(16)%

(1)	The financial results of MFS for the periods ended September 30, 2006 are based on unaudited financial results filed with the SGX and have not been subject to audit or review procedures. These unaudited and unreviewed financial results may be subject to significant change upon completion of an audit.

The foregoing is based on a comparison of reported results. Our Special Committee and board of directors had premised their original approval and recommendation for the Offer on substantially higher estimates of MFS’ operating results for the June 30 and September 30, 2006 quarters, reflecting the growth trend that MFS’ management had expressed in public filings it expected to continue, barring any unforeseen circumstances. Since the announcement of the Offer in March 2006, MFS’ financial performance has been materially worse than the growth trends that MFS’ management expressed in public filings.

In addition, MFS’ backlog at September 30, 2006 was $143 million, compared to $170 million at June 30, 2006, a decline of 16%. MFS indicated that these declines are attributable to weaker demand from key customers, continued weakening of the U.S. dollar impacting U.S. sales and price reductions given to key customers. MFS also indicated that lower utilization of manufacturing facilities combined with increased prices for raw materials further impacted gross profits.

In order to better ascertain the condition of MFS’ business, we have made numerous requests for financial and business information from MFS. Despite our multiple requests for information, MFS has provided to us only limited historical information about MFS and has not provided any meaningful information regarding known trends and uncertainties. For example, MFS has not responded to our inquiries as to MFS’ current business relationship with its key customers. Without this material information from MFS regarding the health of its business, we are unable to evaluate whether its operating results in the past two quarters will rebound, decline further, or will continue at current levels. Further, absent significant improvement in MFS’ operating results, the combined company would be in serious jeopardy of defaulting on the interest payments on the debt that we would be required to incur to pay the purchase price if the Offer were to proceed and close. MFS cites as its reason for not providing information to us, its obligations under Singapore law not to share price sensitive information and its need to maintain the confidentiality of commercially sensitive information.

We may not be successful in our litigation against WBL Corporation.

WBL Corporation has indicated that it remains bound to us and MFS under the WBL Corporation undertaking agreement. Although we have offered to release WBL Corporation from its obligation to vote for the transaction under the undertaking agreement, MFS has declined to offer WBL Corporation a similar release. On October 17, 2006, we filed suit in the Chancery Court of the State of Delaware in and for New Castle County against WBL Corporation and certain of its affiliates asserting claims for declaratory and injunctive relief that arises from the undertaking agreement signed by WBL Corporation, to which both we and MFS are beneficiaries, in which WBL Corporation agreed to vote its M-Flex shares in favor of the Offer. The complaint asserts that declaratory and injunctive relief is necessary to prevent WBL Corporation from taking action which we believe to be in breach of its fiduciary duties as a controlling stockholder of us that will harm us and our minority stockholders and seeks to require WBL Corporation to vote against the Offer. There is no guarantee that we will be successful in preventing WBL Corporation from voting for the Offer. This case in Delaware Chancery Court has been set for January 11, 2007. In addition, WBL Corporation has filed a motion to dismiss our complaint against them, and on December 6, 2006, a hearing was held on WBL Corporation’s motion to dismiss, during which the Court took the matter under submission. As of the date of the filing of this Report, the Court has not ruled on the motion.

The Stark hedge funds’ interests in the Offer may conflict with the interests of our disinterested stockholders in light of the Stark hedge funds’ equity positions in both MFS and us.

We filed a lawsuit against the Stark hedge funds which own approximately 18% of our outstanding common stock and approximately 5% of MFS’ outstanding shares. The Stark hedge funds own approximately 48% of our shares not held by WBL Corporation or its affiliates. The Stark hedge funds have stated in filings with the SEC that they intend to vote for the Offer, but we believe they have failed to properly disclose the extent of their MFS stock ownership. Given that WBL Corporation has signed an irrevocable undertaking to vote in favor of the Offer and the Stark hedge funds effectively have acquired control of over a majority of our minority shares, we believe the protections of our charter which require related-party transactions to be approved by the majority of the minority shares no longer provide meaningful protection to our minority stockholders. Given that the Stark hedge funds have obtained a significant equity position in both us and MFS, there is a risk that they will vote in favor of the Offer in order to maximize their short-term economic gains as MFS shareholders, notwithstanding the Special Committee’s and board of directors’ determination that the Offer is against the best interests of our stockholders. If the Stark hedge funds are able to control a sufficient number of votes to approve the consummation of the Offer, then our business, financial condition and results of operations could be materially and adversely affected to the extent that we are required to complete the acquisition of MFS under the existing price and current terms of the Offer.

We commenced litigation against the Stark hedge funds seeking to require them to disclose all required facts regarding their M-Flex and MFS positions or else be enjoined from voting their shares of us. The Stark hedge funds filed a motion to dismiss our case against them on the basis that they have fully complied with the disclosure requirements under federal securities laws, and on December 4, 2006, the Court granted such motion with leave for us to amend our complaint against them by December 26, 2006.

We are currently evaluating whether to amend our complaint against the Stark hedge funds. Even if we do amend our complaint, there is no guarantee that this action will be successful. Even if successful, the defendants could cure their deficient disclosures and continue to vote for the transaction.

On November 2, 2006, the Stark hedge funds filed suit in the Chancery Court of the State of Delaware in and for New Castle County against us, our Special Committee and Philip A. Harding, asserting claims for declaratory and injunctive relief, as well as damages. The complaint, among other things, alleges the defendants have breached their fiduciary duties by interfering with our stockholder vote on the Offer and seeking to enjoin defendants from taking any action that would compel any of our stockholders to vote either for or against the Offer. The cases in Delaware Chancery Court involving the Stark hedge funds and WBL have been set for trial on January 11, 2007. On November 13, 2006, we filed a motion to dismiss the complaint filed by the Stark hedge funds against us in the Delaware Chancery Court, and on December 6, 2006, a hearing was held on our motion to dismiss, during which the Court took the matter under submission. As of the date of the filing of this Report, the Court has not ruled on the motion.

Our litigation strategies may distract us from operating our business.

Even if we are successful in our litigation strategies, the litigation by and against the Stark hedge funds and against WBL Corporation as well as any other litigation that may commence, could cause us to incur significant expenditures and distract our management from the operations and conduct of our business, particularly if management is required to expend substantial time and effort to enjoin multiple defendants from voting in favor of the Offer. Furthermore, there can be no assurance that we would prevail in such litigation or resolve such litigation on terms favorable to us, which may adversely affect our operations.

As a result of our commencing the litigation against the Stark hedge funds and WBL Corporation, we may be sued by WBL Corporation, MFS, or others, including stockholders of us and/or MFS. On November 2, 2006, the Stark hedge funds filed suit in the Chancery Court of the State of Delaware in and for New Castle County against us, our Special Committee and Philip A. Harding asserting claims for declaratory and injunctive relief, as well as damages. The complaint, among other things, alleges the defendants have breached their fiduciary duties by interfering with our stockholder vote on the Offer and seeks to enjoin the defendants from taking any action that would compel any of our stockholders to vote either for or against the Offer. On November 13, 2006, M-Flex filed a motion to dismiss the complaint filed by the Stark hedge funds against us in the Delaware Chancery Court, and on December 6, 2006, a hearing was held on our motion to dismiss, during which the Court took the matter under submission. As of the date of the filing of this Report, the Court has not ruled on the motion.

There is no guarantee that any such suits will be covered by our insurance (in fact, we have been advised by our insurance broker that our insurance carrier intends to deny coverage) or that such suits might not result in substantial fines, penalties or adverse judgments against us.

In addition, the Singapore Securities Industry Council (the “SIC”) may review whether the actions of our board of directors and Special Committee are, from the Singapore regulatory perspective, reasonable and appropriate in light of the developments and circumstances. Any such review, if it commences, likely will involve a significant distraction to management. Further, if the SIC determines that our board of directors or Special Committee have not acted appropriately, it may seek to require us to proceed with the making of the Offer, or impose sanctions or fines or censures on us, which may further distract our management and harm our business.

We can give no assurances as to when, or if, the Offer will proceed or close.

In light of (1) the change in recommendation by our Special Committee and board of directors and (2) our belief that the transaction could be approved by stockholders who, in the case of WBL Corporation, would be voting contrary to its fiduciary duties under Delaware law and in the case of the Stark hedge funds, might be voting without first disclosing the extent of their ownership of MFS shares, we have commenced litigation against our majority stockholder—WBL Corporation, as well as the Stark hedge funds—seeking, among other things, to require WBL Corporation to vote against the transaction and to enjoin the Stark hedge funds from voting their shares without first disclosing the extent of their ownership of MFS shares. The Stark hedge funds have been granted their motion to dismiss our case against them on the basis that they have fully complied with the disclosure requirements under federal securities laws, although we have been given leave to amend our complaint by the Court. We are currently evaluating whether to amend such complaint. If the transaction were to proceed, the closing of the Offer would not occur until various specified conditions are satisfied or waived, including, among others:

•	the acceptance of the Offer by MFS shareholders holding more than 64% of the outstanding MFS shares (including all MFS shares issued or to be issued pursuant to a valid exercise, prior to the close of the Offer, of any share options under the MFS ESOS);

•	the approval of the issuance of shares of New M-Flex common stock in the Offer by our stockholders; and

•	the absence of any material adverse event affecting MFS, its business or operations.

If these conditions are not satisfied or waived, as applicable, the Offer and the related transactions likely would be terminated. We have incurred approximately $4.5 million of expenses as of September 30, 2006 in connection with making the announcement of our intention to acquire all of the issued and outstanding ordinary shares of MFS, which would be required to be written off immediately if the Offer does not proceed and close. Any such write-off could have a substantial impact on our earnings in the period in which it is expensed.

If the Offer is completed, the combined company may not realize any benefits of the transaction and may have a weakened financial condition.

If the transaction were to proceed notwithstanding the recommendation of our Special Committee and board of directors, our ability to realize any benefits of the transaction will depend, in part, on our ability to integrate the operations of the two companies following the closing of the Offer. We have limited experience in acquiring other businesses and technologies. The combination of two independent companies is a complex, costly and time-consuming process. This process may disrupt the business of either or both companies, and may not result in any of the benefits expected by us. The difficulties of combining the operations of the companies may include, among other things:

•	managing the substantial debt service payments that we will incur, which if the financial performance of the combined company were to continue to deteriorate, could result in the combined company not being able to continue as a going concern;

•	possible increased costs and reduced synergies if MFS is required to continue to operate as a listed company in Singapore;

•	possible inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between both companies, including the need to improve any deficiency in accounting controls or procedures that may exist in MFS at the time we complete the transaction;

•	coordinating and consolidating ongoing and future research and development;

•	consolidating sales and marketing operations;

•	retaining existing customers and attracting new customers;

•	maintaining sales levels from existing common customers who may decide to diversify their supply chain;

•	retaining strategic partners and attracting new strategic partners;

•	retaining key employees, including key sales representatives;

•	consolidating corporate and administrative infrastructures, including consolidating and integrating computer information and financial systems;

•	integrating and managing the technologies and products of the two companies;

•	identifying and eliminating redundant and underperforming operations and assets;

•	relocating or disposing of excess equipment;

•	the need to manage unprofitable operations and the expenses associated with restructuring those operations;

•	using capital assets efficiently to develop the business of the combined company;

•	possible tax costs or inefficiencies associated with integrating the operations of the combined company, including the risk that our efforts to restructure our subsidiaries do not result in any tax savings or result in increased taxes;

•	modification of and costs relating to operating control standards in order to comply with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder; and

•	retaining and attracting new engineers and research and development personnel to support new products and new technology development.

The closing of the Offer and integration of our and MFS’ operations, products and personnel may place a significant burden on management and internal resources, and divert management’s attention away from our day-to-day business and operations. In addition, if the total costs of the Offer exceed our estimates, or the benefits of the Offer do not exceed the total costs of the Offer, the financial results of the combined company could be adversely affected and actual cost savings and synergies may be lower than currently expected and may take a longer time to achieve than currently anticipated. For these reasons, we may fail to complete successfully the anticipated integration of us and MFS, or to realize any of the anticipated benefits of the integration of the two companies.

Due to the decline in the financial performance of MFS, we may be required to evaluate whether to record an impairment charge as of the date of the consummation of the acquisition related to goodwill recorded in connection with the acquisition of MFS.

Pursuant to Financial Accounting Standards Board No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), we are required to test goodwill for impairment annually or more often if events or changes in circumstances indicate that the asset might be impaired. The first stage would require a comparison of the fair value of M-Flex to its net book value. If the fair value is greater than net book value, then no impairment is deemed to have occurred. If the fair value is less than net book value, then the second stage of SFAS 142 must be completed to determine the amount, if any, by estimating the fair value of all other assets and liabilities of the reporting unit and comparing this to the net book value.

Due to significant decreases in MFS’ net sales and net income since March 2006, we may be required to assess the amount of impairment related to the goodwill recorded for the acquisition of MFS on the date of the consummation of the acquisition and record an immediate impairment charge. For example, if the fair value of us as of the date of consummation is below the net book value of us after recording the acquisition of MFS, we would fail stage one of SFAS 142 and would be required to determine if goodwill is impaired. This would include estimating the fair value of all other assets and liabilities as of the date of the completion of the transaction.

If less than 90% of the minority shares of MFS were not tendered in the Offer, the combined company would have increased operating expenses and will be limited in its ability to consolidate MFS’ operations.

If the transaction proceeds and closes notwithstanding the recommendation of our Special Committee and board of directors and if less than 90% of the outstanding ordinary shares of MFS (excluding the shares held by M-Flex or our related corporations or our nominees as of the date of the Offer) are tendered in the Offer, we would not be able to exercise our right under Section 215 of the Singapore Companies Act to compulsorily acquire those MFS shares not acquired by us pursuant to the Offer, which is similar to a cash-out merger under Delaware law. As a result, we would be required to continue to operate MFS as a public company in Singapore and there may continue to be minority shareholders of MFS. If MFS is not delisted from the Official List of the Singapore Stock Exchange, we would be required to incur additional expenses each year in order to maintain the public listing of the MFS shares. These expenses would harm the combined company’s consolidated operating results by increasing general and administrative expenses. In addition, to the extent MFS has minority shareholders after completion of the Offer, the companies would be limited in the degree to which they can completely consolidate their operations.

There is a risk that the expected sales of the combined company could decrease if common customers elect to reduce their reliance on the combined company.

We and MFS share common customers. If any of these customers were to determine to reduce its order level with either company in connection with the transaction, if it occurs, the resulting reduction could adversely impact sales and profitability of the combined company, perhaps severely, depending on the magnitude of the customer. We believe that some customers that have historically relied on both companies to produce products may, if the transaction proceeds, begin to view us as a single supplier and as a consequence thereof, may reduce orders to us and MFS. If the combined company’s revenues and profitability were to materially decrease as a result, it is highly likely that ultimately there would be an adverse change in the combined company’s assets, business, financial condition, profits, liabilities, prospects or results of operations.

MFS owns its factories in the People’s Republic of China, or the PRC, under a joint venture with an unrelated third party and management of any significant business initiative pertaining to those factories will require approval of that party.

MFS’ factories are owned through joint ventures in which MFS owns 65% and Great Wall Information Industry Co. Ltd, or GWI, owns 35%. Any significant decisions affecting these factories will require unanimous approval of a board of managers with respect to each factory which is comprised of five individuals of which three are appointed by MFS and two are appointed by GWI. There are no dispute resolution provisions or other mechanics in the joint venture agreements between MFS and GWI, and it is possible that MFS and GWI may not always agree on the activities to be conducted by such factories. Any such dispute could significantly harm MFS’ ability to generate revenue and meet its customer commitments. In addition, there are no provisions governing the mandatory sale or buy out of the other party’s interest under the joint venture agreements. Further, if the Offer were to close and we were to decide to close or downsize any of MFS’ existing facilities, we would first need to obtain approval from GWI in order to take such action.

We are uncertain of the impact that intangible and fixed assets will have on the combined company’s earnings per share.

If the transaction proceeds and closes notwithstanding the recommendation of our Special Committee and board of directors, until the closing of the Offer, we would not be able to determine with certainty the amount of the purchase price that is allocated to intangible assets and fixed assets. The greater the amount of the purchase price that is allocated to intangible assets and fixed assets, the greater the expense we will incur, which will adversely affect our earnings per share as the values of these assets are amortized and depreciated over their useful lives.

The issuance of shares of New M-Flex common stock to MFS shareholders in the Offer could substantially reduce the percentage ownership interests of our stockholders.

If the closing of the Offer occurs and assuming full acceptances of the Offer and full election of the stock consideration by MFS shareholders, we would effect the issuance of up to approximately 9.6 million shares of New M-Flex common stock to current MFS shareholders (assuming holders of options with respect to 6.4 million MFS shares exercise their options to acquire MFS shares and elect to take the stock consideration), representing approximately 28% of the approximately 34.1 million of the then outstanding shares of our common stock. WBL Corporation has executed an irrevocable undertaking committing it to elect to receive New M-Flex common stock in the Offer. If only WBL Corporation elects to receive shares of New M-Flex common stock and the remaining MFS shareholders elect to receive cash, we will issue up to approximately 5.4 million shares of New M-Flex stock in the Offer, representing approximately 18% of the approximately 29.8 million shares of our common stock then outstanding. The issuance of New M-Flex common stock to MFS shareholders and MFS option holders will cause a reduction in the relative percentage interest of our current stockholders. In addition, if we raise additional funds to finance the Offer through the sale of equity, or securities convertible into equity, our stockholders will experience further dilution.

Members of the companies’ respective management and boards of directors, as well as significant stockholders, may have interests in the Offer that may present them with actual or potential conflicts of interest in connection with the Offer.

Our stockholders should be aware that some of our executive officers and directors have interests in the transaction that may be different from, or in addition to, the interests of our stockholders generally. Our stockholders should be aware that the majority stockholder of both us and MFS is WBL Corporation, which beneficially owns 61% of our common stock and 56% of the MFS shares. Our director Huat Seng Lim, Ph.D. is an employee of WBL Corporation and our director Mr. Tan Choon Seng is the Chief Executive Officer and a director of WBL Corporation. In addition, Mr. Pang Tak Lim, Managing Director of MFS, and Mr. Lester Wong, Chief Financial Officer of WBL Corporation and director of MFS, have each given irrevocable undertakings to us to accept the Offer in respect of the number of MFS shares held by them. Officers and directors of MFS and us may become officers and directors of the combined company. For a full description of the interests of directors and executive officers of us and MFS in the transaction, see “Related Party Transactions and Interests of Certain Persons in the Transaction” beginning on page 145 of Amendment No. 1 to the Registration Statement on Form S-4 regarding the Offer.

In addition, the Stark hedge funds beneficially own approximately 18% of our common stock and just under 5% of the MFS shares. Because WBL Corporation is a majority stockholder and the Stark hedge funds are stockholders of both us and MFS, we believe that WBL Corporation and the Stark hedge funds have interests that conflict with our interests. In light of (1) the change in recommendation by our Special Committee and board of directors and (2) our belief that the transaction could be approved by stockholders who, in the case of WBL Corporation, would be voting contrary to its fiduciary duties under Delaware law and, in the case of the Stark hedge funds, without first disclosing the extent of their ownership of MFS shares, we have commenced litigation against our majority stockholder—WBL Corporation, as well as the Stark hedge funds—seeking, among other things, to require WBL Corporation to vote against the transaction and to enjoin the Stark hedge funds from voting their shares without first disclosing the extent of their ownership of MFS shares. The Stark hedge funds have been granted their motion to dismiss our case against them on the basis that they have fully complied with the disclosure requirements under federal securities laws, although we have been given leave to amend our complaint by the Court. We are currently evaluating whether to amend such complaint.

On November 2, 2006, the Stark hedge funds filed suit in the Chancery Court of the State of Delaware in and for New Castle County against us, our Special Committee and Philip A. Harding, asserting claims for declaratory and injunctive relief, as well as damages. The complaint, among other things, alleges the defendants have breached their fiduciary duties by interfering with our stockholder vote on the Offer and seeks to enjoin the defendants from taking any action that would compel any of our stockholders to vote either for or against the Offer. The cases in Delaware Chancery Court involving the Stark hedge funds and WBL Corporation have been set for trial on January 11, 2007. WBL Corporation has filed a motion to dismiss in the case against them. On November 13, 2006, we filed a motion to dismiss the complaint filed by the Stark hedge funds against us in the Delaware Chancery Court. A hearing was held on both our and WBL Corporation’s motions to dismiss on December 6, 2006, during which the Court took both matters under submission. As of the date of the filing of this Report, the Court has not ruled on either motion.

To be successful, the combined company must retain and motivate key employees, and failure to do so could seriously harm the combined company.

If the transaction proceeds and closes notwithstanding the recommendation of our Special Committee and board of directors, the combined company must retain and motivate executives and other key employees to be successful. Our employees and MFS’ employees may experience uncertainty about their future roles with the combined company until or after strategies for the combined company are announced or executed, particularly if we are able to exercise our right under Section 215 of the Singapore Companies Act to compulsorily acquire those MFS shares not acquired by us pursuant to the Offer. Difficulties in integrating the operations of the two companies could impact the combined company’s ability to motivate employees and keep them focused on the strategies and goals of the combined company. Moreover, the acceleration and exercise of all MFS stock options outstanding prior to the closing of the Offer, if the Offer closes, may reduce the financial incentive for MFS employees to remain with the combined company after the Offer has closed. These circumstances may adversely affect the combined company’s ability to retain key personnel.

We expect to incur significant costs associated with the Offer.

We have incurred and will incur substantial costs in connection with the Offer and the litigation seeking to prevent the Offer and related transactions from being approved. These costs are primarily associated with the fees of financial advisors, accountants and attorneys and may include additional costs and expenses if we are sued by WBL Corporation, MFS, the SIC, or others, including stockholders of us and/or MFS. In addition, we have diverted significant management resources to the Offer. Whether or not the Offer closes, we will have incurred significant costs, including the diversion of management resources, for which we will have received little or no benefit.

If we proceed with the Offer, and if we are unable to finance it through existing cash balances and financings, the completion of the Offer could be jeopardized.

The Offer was designed to allow MFS shareholders to elect to receive cash or shares of New M-Flex common stock. If a substantial number of MFS shareholders were to elect to receive cash, or if our cash requirements were to increase materially because of unexpected expenses relating to marketing, advertising, sales, distribution, research and development and regulatory affairs, we would need to obtain new financing to complete the Offer. MFS has announced significant declines in its revenues recently, which has led to a substantial decline in its profitability. In addition, we have recently experienced significant declines in our gross margins, which, if these reduced margins continue, could impair our ability to obtain or service the debt relating to the Offer. If we are unable to obtain adequate new financing on a timely basis, or on commercially acceptable terms, we may be required to delay, reduce the scope of or terminate the Offer and may be subject to certain sanctions or censure by the SIC as a result. In addition, under the terms of our stockholders agreement with WBL Corporation, we cannot issue securities, including convertible debt, that would reduce the effective stock ownership of WBL Corporation below a majority of our voting stock outstanding without approval of WBL Corporation. This restriction may make it more difficult to obtain new financing.

If the transaction proceeds notwithstanding the recommendation of our Special Committee and board of directors, we will have substantially more indebtedness, which will adversely affect our cash flows and business.

We have recently experienced significant declines in our gross margins, which, if these reduced margins continue, could impair our ability to obtain or service the debt relating to the Offer. In addition, MFS has also announced significant declines in its revenues recently, which has also led to a substantial decline in its profitability. Based on our assumptions of MFS’ continued declines in revenue and profitability, our existing cash flows and overall profitability could be materially and adversely affected. If the transaction proceeds, we will likely finance the Offer through the incurrence of debt through a credit facility and our business, cash flows and results of operation could be affected by the amount of leverage incurred. In such event, there is a high risk that we may not be able to service our indebtedness without materially and adversely affecting our financial condition. The estimated total amount of funds necessary to finance the Offer and the related transactions will be between approximately U.S. $6 million and U.S. $222 million, depending upon the number of MFS shares tendered and the percentage of shares tendered for the cash consideration. If we fail to timely satisfy the debt payments or default under our credit agreements by breaching our debt covenants or other terms and conditions, we may be subject to foreclosures or liens on our assets; may need to reduce capital expenditures; may not have sufficient working capital to timely deliver customer orders; and may need to sell assets, to restructure or refinance all or part of our existing indebtedness, or to seek additional equity capital. Absent significant improvements in our and MFS’ operating results, the combined company would be in serious jeopardy of defaulting on the interest payments on the debt that we would be required to incur to pay if the Offer were to proceed and close. As a result of the increase in debt, demands on our cash resources could increase after the Offer. The increased levels of debt could, among other things:

•	subject us to covenants restricting our business activities which may result in additional costs and expenses;

•	divert funds that would otherwise be available to support commercialization, research and development, capital expenditures, acquisitions and other important activities;

•	provide holders of debt instruments with rights and privileges senior to those of equity investors;

•	place us at a competitive disadvantage relative to other companies with less indebtedness;

•	make it difficult to service our debt obligations;

•	limit cash flow available for working capital and capital expenditures to fund organic growth and cash flow for other general corporate purposes because a substantial portion of our cash flow from operations must be dedicated to servicing debt;

•	increase our vulnerability to interest rate increases to the extent any of our variable rate debt is not hedged, which could result in higher interest expense;

•	limit our ability to obtain further debt financing on favorable terms, if at all, in order to fund future working capital, capital expenditures, additional acquisitions and other general corporate requirements; and

•	increase our vulnerability to, and limit flexibility in planning for, adverse economic and industry conditions.

Our ability to make scheduled payments of principal and interest on our debt, or to refinance our indebtedness, will depend upon our future operating performance and our ability to generate cash flows from operations, including our ability to maintain our gross margins, which may be affected by factors beyond our control. In addition, there can be no assurance that future borrowings or equity financings for the payment or refinancing of our indebtedness will be available to us on favorable terms or at all. If we are unable to service any acquisition financing debt we incur, our business, financial condition and results of operations would be materially and adversely affected. In addition, with a significant increase in debt, a 100 basis point increase in debt cost could have a significant effect on our results of operation.

The price of our common stock is volatile, which affects the value of the stock consideration to be received by MFS shareholders in the Offer.

If the Offer is made and closes, MFS shareholders electing to receive the stock consideration in the Offer will receive 0.0145 shares of New M-Flex common stock for each MFS share tendered. Upon the completion of the Offer, because the exchange ratio is fixed at 0.0145 shares of New M-Flex common stock for each MFS share, the market value of New M-Flex common stock issued in the Offer will depend on the per share market price of New M-Flex common stock upon the closing of the Offer, if the Offer is made and closes. At the time we first announced our intention to make the Offer on March 30, 2006, the market value of our stock was $66.28 per share, based on the closing price reported on The Nasdaq Global Select Market on March 29, 2006, the last trading day prior to the announcement. The market price of our stock is $22.26, based on the closing price reported on The Nasdaq Global Select Market on December 4, 2006. The market value of our common stock will continue to fluctuate prior to the close of the Offer. We have no obligation to increase the exchange ratio should the value of New M-Flex common stock be lower at the time of the closing of the Offer than it was at the time of the first announcement of the Offer. In addition, MFS shareholders electing to receive stock consideration in the Offer will be required to agree not to sell any of the stock consideration received in the Offer for a period of six months after the closing of the Offer, if the Offer closes. The value of our common stock may fluctuate during this six month period and the per share market price at the end of the six month period may be higher or lower than the price at the time of the closing of the Offer, if it closes. Accordingly, the market value of New M-Flex common stock that will be issued in the Offer or at any time after the close of the Offer, if it closes, may be materially different than at the time of the announcement of the Offer.

Unaudited pro forma financial information is presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the closing of the Offer, if the Offer closes.

The pro forma financial information of the combined company contained in our registration statement on Form S-4, as amended from time to time, is presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the closing of the Offer, if the Offer closes. The pro forma financial information has been derived from the historical financial statements of us and MFS and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Offer. The assumptions used may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations. Moreover, the pro forma financial information does not reflect all costs that are expected to be incurred by the combined company in connection with the Offer, including incremental costs incurred in integrating the two companies or effecting a compulsory acquisition of MFS. As a result, the actual financial condition and results of operations of the combined company following the closing of the Offer, if the Offer closes, may not be consistent with, or evident from, these pro forma financial statements.

If the transaction proceeds notwithstanding the recommendation of our Special Committee and Board of Directors, the integration of our and MFS’ businesses would be expensive and would require significant focus on staffing, training and compliance procedures, as well as significant additional expense, for our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.

As a Singapore company, MFS has not had to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 concerning the effectiveness of internal controls over financial reporting. Consequently, MFS does not currently have the staff, experience, training or procedures to comply with these requirements. The integration of us and MFS would be expensive and would require significant focus on staffing and training to address these requirements. If we are unable to implement our compliance procedures and have a properly trained staff in place on a timely basis, we could encounter a significant deficiency or material weakness in our internal controls. If in the future we are unable to assert that our internal control over financial reporting is effective as of the end of the then current fiscal year or applicable quarter (or, if our independent registered public accounting firm is unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a negative market reaction.

We will encounter material adverse consequences if we are unable to process and report, on a timely basis, the combined business’ financial results under U.S. GAAP and SEC requirements.

Because the transaction will significantly increase the complexity of our global operations, we will need to develop and implement worldwide procedures designed for accurate and timely financial reporting under U.S. GAAP and SEC requirements. In addition, we will need to train the staff of the combined business to comply with these requirements on a global basis. If we are unable to close our books and prepare financial reports on a timely basis, we would be required to seek a reporting extension under applicable SEC rules. A reporting extension could adversely impact the trading of our stock, erode investor confidence and result in other material adverse consequences. In addition, the additional complexities and staff will increase our administrative costs, which will adversely impact our profitability.

Legal Proceedings

In March 2006, we announced the Offer to purchase all of the issued and outstanding ordinary shares of MFS, a Singapore company listed on the Singapore Exchange Securities Trading Limited. Although our Special Committee and our board of directors, with Huat Seng Lim, Ph.D., the Group Managing Director (Wearnes Technology & Special Projects) for WBL Corporation and Mr. Tan Choon Seng, the Chief Executive Officer of WBL Corporation, abstaining, originally recommended and approved the Offer when it was announced in March 2006, they subsequently have withdrawn their recommendation and approval of the Offer. The Special Committee and our board of directors have determined that the current terms of the Offer are contrary to our best interest and the interests of our unaffiliated stockholders and could substantially harm our business and operations.

The Special Committee and the board of directors based their determination on a number of factors, including principally significant decreases in MFS’ net sales and net income since March 2006. In addition, the fairness opinion regarding the Offer delivered by Needham & Company LLC (“Needham”) on March 28, 2006 was based on information, projections and assumptions which have since proven materially inaccurate and since the date of that opinion, the financial performance of MFS has been materially worse than the performance predicted in the financial forecasts relied upon by Needham in its opinion. Accordingly, our Special Committee and board of directors have determined that it is no longer advisable or appropriate to rely on the March 28, 2006 Needham opinion in connection with your vote for or against the Offer and its related transactions.

There are no agreements that require us to present the transaction to our stockholders if the Special Committee and our board of directors do not think it is advisable to proceed with the transaction, and there are certain pre-conditions which could relieve us from our obligation under the Singapore Code on Takeovers and Mergers (the “Takeover Code”) to proceed with the Offer, including (1) failure of the SEC to declare the registration statement regarding the Offer effective by December 31, 2006, and (2) the taking by any relevant authority of, among other things, and action, proceeding, suit, investigation, enquiry or reference, or making any decisions, ruling or order, which would or might make the Offer unenforceable, or otherwise, directly or indirectly, restrict, restrain, prohibit, delay or otherwise interfere with the Offer, or impose addition conditions or obligations with respect thereto, or otherwise challenge, hinder or frustrate or be adverse to the Offer.

On October 17, 2006, we filed suit in the Chancery Court of the State of Delaware in and for New Castle County against our majority stockholder WBL Corporation and certain of its affiliates seeking declaratory and injunction relief that arises from WBL Corporation’s undertaking agreement to which both we and MFS are beneficiaries, to vote its M-Flex shares in favor of the Offer. The suit asserts that such relief its necessary to prevent WBL Corporation from taking action which we believe to be in breach of WBL Corporation’s fiduciary duties as a controlling stockholder that will harm us and our minority stockholders. Michael A. Roth, Stark Master Fund Ltd., Stark Asia Master Fund Ltd., Stark Onshore Master Holdings, LLC, Stark Offshore Management, LLC, Stark Asia Management, LLC, collectively defined as the Stark hedge funds, which own approximately 48% of our shares not owned by WBL Corporation, have also filed suit in Delaware against us and certain of our directors, asserting, among other things, breach of fiduciary duties by certain members of our board of directors and asking that we be required to proceed with seeking approval of the Offer by our stockholders. On November 2, 2006, the Delaware Chancery Court held a hearing on our and the Stark hedge fund’s complaints, and ordered the cases set for trail on January 11, 2007. On November 13, 2006, we filed a motion to dismiss the complaint filed by the Stark hedge funds in the Delaware Chancery Court. In addition, WBL Corporation has filed a motion to dismiss in the case against them. A hearing was held on both our and WBL Corporation’s motions to dismiss on December 6, 2006, during which the Court took both matters under submission. As of the date of the filing of this Report, the Court has not ruled on either motion. We cannot predict with certainty the outcome of the Stark hedge funds’ lawsuit against us, nor can our management reasonably estimate the amount of any loss or range of loss that might be incurred as a result of this suit. Any such amount may be material to our consolidated results of operations or cash flows.

WBL Corporation’s undertaking to vote its M-Flex shares in favor of Offer terminates if the transaction does not close by December 31, 2006.

In addition, we filed suit in the U.S. District Court for the Central District of California alleging that the Stark hedge funds have omitted material information from their Schedule 13Ds filed with the SEC and seeking to enjoin the Stark hedge funds from voting their shares without first disclosing the extent of their ownership of MFS shares. The Stark hedge funds filed a motion to dismiss our compliant against them on the basis that they have fully complied with the disclosure requirements under federal securities laws, and on December 4, 2006, the U.S. District Court for the Central District of California granted the Stark hedge funds’ motion, with leave for us to amend our complaint by December 26, 2006. We are currently evaluating whether to amend our complaint against the Stark hedge funds.

In light of the Takeover Code, we do not currently intend to withdraw the Offer unless either the SIC, which administers the Takeover Code, grants us permission to withdraw the Offer or one of the specified pre-conditions to the Offer is implicated, including that our registration statement on Form S-4 regarding the Offer is not declared effective by December 31, 2006.

Year Ended September 30, 2006 Compared to Year Ended September 30, 2005

General and Administrative Expense. As a percentage of net sales, general and administrative expense decreased from 5% in fiscal 2005 to 4.5% in fiscal 2006. The $4.6 million increase in general and administrative expense was due partially to the adoption of SFAS 123R, which resulted in an increase to stock-based compensation of $1.5 million. Head count increases in China and other infrastructure growth during the last quarter of fiscal year 2005 and throughout 2006 have also contributed to the administrative cost increase. The increase in general and administrative expense as a percentage of sales was offset by a small increase in compensation and benefits expense leveraged over a larger increase in net sales. We believe general and administrative expenses will increase in the coming months as we anticipate incurring approximately $250,000 in monthly litigation expenses related to our proposed offer to acquire all of the issued and outstanding ordinary shares of MFS Technology Ltd (“MFS”). As of September 30, 2006, we had capitalized $4.5 million in deferred transaction costs in relation to the MFS transaction which will be expensed if the transaction is terminated.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash provided by operations, equity offerings and borrowings under our various credit facilities. Our principal uses of cash have been to finance working capital, facility expansions, capital expenditures and debt service requirements. We anticipate these uses will continue to be our principal uses of cash in the future.

We believe that funds generated from our operations and available from our borrowing facilities will be sufficient to fund current business operations as well as anticipated growth over at least the next twelve months; however, there can be no assurance that any growth will occur and unexpected events may result in our need to raise additional capital.

In addition, our announced proposed offer to acquire all of the issued and outstanding ordinary shares of MFS (the “Offer”) may significantly reduce our excess borrowing capacity if we are required to make the Offer, the Offer closes and the shareholders of MFS elect to receive cash for their shares in lieu of stock consideration, since the Offer could involve the payment of up to $222 million in cash, and would require us to finance substantially all, or all, of such amount. If the MFS acquisition was to be completed and the substantial debt of up to $222 million was incurred, the combined company would have to manage substantial debt service payments. If the financial performance of the combined company was to continue to deteriorate, the debt service could result in the combined company not being able to continue as a going concern without restructuring of the debt or additional capital.

Litigation

In March 2006, the Company announced a proposed offer to purchase all of the issued and outstanding ordinary shares of MFS, a Singapore company listed on the Singapore Exchange Securities Trading Limited (the “Offer”). Although the Special Committee of our board of directors (the “Special Committee”) and our board of directors, with Huat Seng Lim, Ph.D., the Group Managing Director (Wearnes Technology & Special Projects) for WBL Corporation and Mr. Tan Choon Seng, the Chief Executive Officer of WBL Corporation, abstaining, originally recommended and approved the Offer when it was announced in March 2006, they subsequently have withdrawn their recommendation and approval of the Offer. The Special Committee and our board of directors have determined that the current terms of the Offer are contrary to our best interests and the interested of our unaffiliated stockholders and could substantially harm our business and operations.

There are no agreements that require M-Flex to present the transaction to our stockholders if the Special Committee and our board of directors do not think it is advisable to proceed with the transaction, and there are certain pre-conditions which could relieve M-Flex from its obligation under the Singapore Code on Takeovers and Mergers to proceed with the Offer.

On October 17, 2006, the Company filed suit in the Chancery Court of the State of Delaware in and for New Castle County against the Company’s majority stockholder WBL Corporation and certain of its affiliates seeking declaratory and injunction relief that arises from WBL Corporation’s undertaking agreement to which both the Company and MFS are beneficiaries, to vote its M-Flex shares in favor of the Offer. The suit asserts that such relief its necessary to prevent WBL Corporation from taking action which the Company believes to be in breach of WBL Corporation’s fiduciary duties as a controlling stockholder that will harm M-Flex and its minority stockholders. Michael A. Roth, Stark Master Fund Ltd., Stark Asia Master Fund Ltd., Stark Onshore Master Holdings, LLC, Stark Offshore Management, LLC, Stark Asia Management, LLC, collectively defined as the Stark hedge funds, which own approximately 48% of M-Flex shares not owned by WBL Corporation, have also filed suit in Delaware against M-Flex and certain of its directors, asserting, among other things breach of fiduciary duties by certain members of M-Flex’s board of directors and asking that M-Flex be required to proceed with seeking approval of the Offer by its stockholders. On November 2, 2006, the Delaware Chancery Court held a hearing on M-Flex’s and the Stark hedge funds’ complaints, and ordered the cases set for trial on January 11, 2007. On November 13, 2006, M-Flex filed a motion to dismiss the complaint filed by the Stark hedge funds against M-Flex in the Delaware Chancery Court. In addition, WBL Corporation has filed a motion to dismiss in the case against them. A hearing was held on both M-Flex’s and WBL Corporation’s motions to dismiss on December 6, 2006, during which the Court took both matters under submission. As of the date of the filing of this Report, the Court has not ruled on either motion. The Company cannot predict with certainty the outcome of the Stark hedge funds’ lawsuit against the Company, nor can management of the Company reasonably estimate the amount of any loss or range of loss that might be incurred as a result of this suit. Any such amount may be material to the Company’s consolidated results of operations or cash flows.

WBL Corporation’s undertaking to vote its M-Flex shares in favor of the Offer terminates if the transaction does not close by December 31, 2006.

In addition, M-Flex filed suit in the U.S. District Court for the Central District of California alleging that the Stark hedge funds have omitted material information from their Schedule 13Ds filed with the U.S. Securities and Exchange Commission and seeking to enjoin the Stark hedge funds from voting their shares without first disclosing the extent of their ownership of MFS shares. The Stark hedge funds filed a motion to dismiss M-Flex’s complaint against them on the basis that they have fully complied with the disclosure requirements under federal securities laws, and on December 4, 2006, the Court granted the Stark hedge funds’ motion, with leave for M-Flex to amend by December 26, 2006. M-Flex is currently evaluating whether to amend its complaint against the Stark hedge funds.

Other Commitments

The Company has announced a proposed offer to acquire all of the issued and outstanding ordinary shares of MFS, a related party publicly traded in Singapore. If the Offer proceeds and closes, it may significantly reduce the Company’s excess borrowing capacity as it may require the Company to incur up to $222 million in debt. If the Company is required to proceed with the Offer and it closes, and if the financial performance of the combined company was to continue to deteriorate, the debt service could result in the combined company not being able to continue as a going concern. As of September 30, 2006, the Company had capitalized $4.5 million in deferred transaction costs in relation to the MFS transaction which will be expensed if the transaction is terminated.

Additional Information and Where to Find It

M-Flex has not yet commenced any offer for the shares of MFS. The offer, if made, will be made only pursuant to the Offer Document/Prospectus included in the Registration Statement on Form S-4, as amended from time to time (the “S-4”) that was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 27, 2006 and amended and filed with the SEC on November 27, 2006, which also contains a proxy statement with respect to the special stockholders meeting to be held by M-Flex. Information contained in this filing is not a substitute for the information contained in the S-4 or any other relevant document that M-Flex may file with the SEC. Stockholders and investors are urged to read the S-4 and any other relevant document filed with the SEC when they become available, and before making any voting or investment decision, because such documents will contain important information, including detailed risk factors about M-Flex, MFS and the proposed transaction. These documents are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request for such a filing to M-Flex at 3140 East Coronado Street, Anaheim, California, 92806, Attention: Investor Relations, or by telephone at (714) 573-1121, or by email to investor_relations@mflex.com, or through M-Flex’s website (www.mflex.com) as soon as reasonably practicable after such material is filed with or furnished to the SEC. This information also will be available on the website of the Singapore Securities Exchange Trading Limited at www.sgx.com.

M-Flex, MFS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from M-Flex stockholders in connection with the proposed transaction. Information about the directors and executive officers of M-Flex and their ownership of M-Flex stock is set forth in the proxy statement for M-Flex’s 2006 Annual Meeting of Stockholders. Information about the directors and executive officers of MFS and their ownership of MFS shares is set forth in the annual report of MFS. Investors may obtain additional information regarding the interests of such participants by reading the S-4.